EXHIBIT 99.2
                                                                   ------------


                            MATERIAL CHANGE REPORT


1.       NAME AND ADDRESS OF REPORTING ISSUER:

         Advantage Energy Income Fund
         3100, 150 - 6th Avenue S.W.
         Calgary, Alberta
         T2P 3H7

2.       DATE OF MATERIAL CHANGE:

         January 23, 2007

3.       NEWS RELEASE:

         A press release announcing the material change was issued on January 23, 2007 for Canada wide distribution through Canada Newswire.

4.       SUMMARY OF MATERIAL CHANGE:

         On January 23, 2007, Advantage Energy Income Fund ("Advantage") entered into an agreement with a syndicate of underwriters led by RBC Dominion Securities Inc. and BMO Nesbitt Burns Inc. for the purchase by the underwriters on a bought deal basis, subject to regulatory approval, of 7,800,000 trust units (the "Units") of Advantage at a price of $12.80 per Unit, for total gross proceeds of $99,840,000.

5.       FULL DESCRIPTION OF MATERIAL CHANGE:

         On January 23, 2007, Advantage entered into an agreement with a syndicate of underwriters led by RBC Dominion Securities Inc. for the purchase by the underwriters on a bought deal basis, subject to regulatory approval, of 7,800,000 Units at a price of $12.80 per Unit, for total gross proceeds of $99,840,000.

         Advantage granted the underwriters an Over-allotment Option, exercisable in whole or in part up to 30 days following closing, to purchase up to an additional 1,170,000 Units at the same offering price. If the Over-allotment Option is fully exercised, the total gross proceeds of the financing will be approximately $114.8 million.

         Closing of the offering is expected to occur on or about February 14, 2007. The first distribution for which purchasers of Units issued pursuant to the offering will be eligible will be for the month of February payable on March 15, 2007. The net proceeds of the offering will initially be used to repay indebtedness outstanding on October 31, 2006 and to subsequently fund capital and general corporate expenditures.

         The Units being offered will be eligible for registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans. The Units are only being offered publicly in Canada. The Units have not been and will not be registered under the U.S. SECURITIES ACT OF 1933 (the "1933 Act") and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the 1933 Act.

6.       RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102.

         Not applicable.

7.       OMITTED INFORMATION:

         No information has been omitted.


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8.       EXECUTIVE OFFICER:

         The name and business numbers of the executive officer of Advantage Oil & Gas Ltd., who is knowledgeable of the material change and this report is:

         Peter Hanrahan, Vice-President, Finance and Chief Financial Officer
         Telephone: (403) 781-8137
         Facsimile:  (403) 781-8585

9.       DATE OF REPORT:

         January 31, 2007